FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of August 2008

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



August 27, 2008


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

NEWS RELEASE

                  RICOH TO ACQUIRE IKON OFFICE SOLUTIONS, INC.
                  --------------------------------------------

Tokyo - August 27, 2008 - Ricoh Company, Ltd. (TSE: 7752, "RICOH")(President &
CEO: Shiro Kondo) today announced that it has reached a definitive agreement with IKON Office Solutions, Inc. (NYSE: IKN, "IKON") to acquire IKON (the "Transaction") through RICOH's wholly owned U.S. distribution subsidiary, Ricoh Americas Corporation ("RAC"). The Transaction is supported by both RICOH and IKON and has been approved by the Boards of Directors of the respective organizations.

1. BACKGROUND

RICOH (headquartered in Tokyo, Japan) is a global leader in imaging solutions that has brought to the market innovations such as digitalization, network solutions, and colorization. In the rapidly growing printing and document solution areas, RICOH's challenge has been to strengthen its channels for assessing customers' potential needs and making appropriate proposals based on a customer-driven approach. In the extremely competitive U.S. market, Ricoh is committed to further strengthening its sales and support channels.

As the world's largest independent channel for document management systems and services, IKON (headquartered in Malvern, Pennsylvania) supplies and services a wide range of office equipment, such as MFPs (multi-function printers), fax machines and printers, in the U.S., Canada and the Western European markets. With over 400 sales and service locations, IKON has a long track record with Fortune 500 companies among its customers. RICOH has been a key supplier to IKON, and the relationship between the two companies has a long history. In addition, IKON also provides professional services and document outsourcing services to a wide variety of customers.

"IKON has terrific strength in areas that complement Ricoh's growth strategy," said Shiro Kondo, President and CEO of Ricoh Company, Ltd. "IKON has advanced Professional Services capabilities with a long list of satisfied large customers. IKON is respected as well for its production print sales and service expertise. We are excited to add the very experienced IKON management team and the thousands of skilled and dedicated IKON employees to the Ricoh family."

IKON Chairman and Chief Executive Officer, Matthew J. Espe, said, "Following an extensive review of our strategic opportunities, our Board conducted a formal process to evaluate alternatives for the Company, and has approved this attractive transaction for our shareholders, customers and employees. The offer represents a 33% premium over IKON's trailing 60-day average stock price as of market close on August 26th. In addition, combining with Ricoh, one of the world's most respected and innovative companies, will enable us to strengthen our offerings to customers and create new opportunities for our employees."

Espe concluded, "We remain fully committed to providing the highest quality of support and service to all our customers."

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

As a result of the Transaction, RICOH will strengthen its business infrastructure in the U.S., Canada and Europe by combining with IKON's strong sales and service network. RICOH also will gain access to IKON's customer base, which includes major account customers and government and public sectors in the U.S. This acquisition is yet another step in RICOH's integrated global growth strategy.

2. ACQUISITION PRICE:

Target: IKON Office Solutions, Inc. (See Appendix)

Estimated Acquisition Price: U.S. $1.617 billion (approx. JPY 172.1 billion) *(1) based on an offer of $17.25 per share. This price is a 33% premium over the average daily closing price of the past 60 days until August 26th. After careful analysis and review of IKON's assets, business operations and prospects, RICOH considers that this price is fair and reasonable.

(*1) Exchange rate is $1 = JPY106.42, unless otherwise noted.

Finance: RICOH will finance the Transaction with a mix of its own and external funding.

3. ACQUISITION PROCESS

The Transaction will be implemented by merging an acquisition subsidiary wholly owned by RAC, Keystone Acquisition, Inc., with and into IKON.*(2) The merger requires the approval of the majority of IKON's outstanding shares at its shareholder meeting and will result in IKON continuing as the surviving company. Through this process, RAC will acquire all of the outstanding shares of IKON from IKON's shareholders ($17.25 in cash per share). The Transaction is subject to approval of North American and European antitrust authorities. The parties intend and expect to expeditiously complete the process during the fourth quarter of calendar 2008.

(*2) This process is referred to as a reverse triangular merger in the U.S.

4. IMPACT ON FINANCIAL RESULTS OF RICOH

The specific impact of the Transaction on RICOH's consolidated financial results for the fiscal year ending March 2009 will be disclosed when appropriate.

ABOUT RICOH

A global leader in digital office solutions, Ricoh (www.ricoh.com) creates new value at the interface of people and information, offering a broad range of digital, networked products, including MFPs, printers, fax machines, semiconductor related products and digital cameras. With 83,400 employees worldwide, and $22 billion in revenue, Ricoh is also one of the world's leading environmentalist companies, committed to sustainable business everywhere.

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

ABOUT IKON

IKON Office Solutions, Inc. (www.ikon.com) is the world's largest independent channel for document management systems and services, enabling customers to improve document workflow and increase efficiency. IKON integrates best-in-class copiers, printers and MFP technologies from leading manufacturers and document management software and systems, to deliver tailored, high-value solutions implemented and supported by its global services organization - IKON Enterprise Services. With fiscal year 2007 revenue of $4.2 billion, IKON has approximately 24,000 employees in over 400 locations throughout North America and Western Europe.

FORWARD LOOKING STATEMENTS
--------------------------

This announcement, including information included in or incorporated by reference into this announcement, may contain "forward-looking statements" concerning RICOH and IKON. Generally, the words "will", "may", "should", "continue", "believes", "expects", "intends", "anticipates" or similar expressions identify forward-looking statements. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviors of other market participants, and therefore undue reliance should not be placed on such statements. Examples of forward-looking statements in this press release include, but are not limited to, statements regarding the proposed acquisition of IKON by RICOH, such as the results of the review of the Transaction by regulatory agencies, and any conditions imposed in connection with consummation of the Transaction; approval of the Transaction by the shareholders of IKON; and satisfaction of various other conditions to the closing of the Transaction. RICOH and IKON assume no obligation to update these forward-looking statements, except as required pursuant to applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
-------------------------------------------

Investors and security holders of IKON are urged to read the proxy statement regarding the business combination transaction referred to in the foregoing information, when it becomes available, because it will contain important information. The proxy statement will be filed with the Securities and Exchange Commission by IKON. Investors and security holders may obtain a free copy of the proxy statement (when it is available) and other documents filed by IKON with the SEC at the SEC's website at www.sec.gov. The proxy statement (when it is available) and these other documents may also be obtained for free from IKON by directing a request to Maryanne Messenger in Shareholder Services at 1-610-296-8000.

CERTAIN INFORMATION CONCERNING PARTICIPANTS
-------------------------------------------

Investors may obtain a detailed list of names, affiliations and interests of IKON participants in the solicitation of proxies of shareholders to approve the proposed business combination from the proxy statement filed with the SEC (when it is available).

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

Contact (Japan):
Francis Harrison
Ricoh Company, Ltd.
Mobile: +81 90 6702 7302
Tel: +81 3 (6278) 4550
Francis.harrison@nts.ricoh.co.jp

Contact (US):
Ron Potesky
Ricoh Americas Corporation
Tel: +1 973 882 2106
Ron.potesky@ricoh-usa.com

Contact (Europe):
Javier Diez-Aguirre
Ricoh Europe PLC
Tel: +44 (0) 20 7465 1204
press@ricoh-europe.com

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

(Appendix)

OVERVIEW OF IKON
Name of Corporation:        IKON Office Solutions, Inc.
Location:                   Malvern, Pennsylvania USA
Overview of Business:       Distribution, support and service of MFPs, fax, printers and other office equipment, managed and professional services
Fiscal Year End:            End of September
Shareholders' Equity:       $1,454MM (As of June 30th, 2008)
Total Shares Outstanding:   93,756,635 Shares (As of July 30th, 2008)
Consolidated Revenue:       $4,168MM (Fiscal Year ending in September 2007)
Consolidated Total Assets:  $3,019MM (As of June 30th, 2008)
Management:                 Chairman and Chief Executive Officer Matthew J. Espe
                            Senior Vice President and Chief Financial Officer Robert F. Woods
Employees:                  Approximately 24,000 (As of June 30, 2008)
Locations:                  Over 400 in North America and Western Europe

Relationship Between Buyer and Target:
   Capital Ties:            None
   Personnel Relationship:  None
   Business Relationship:   Ricoh supplies MFPs, printers and fax to IKON

Historical Earnings (Consolidated):

(Unit: $MM)           FYE 9/2005  FYE 9/2006  FYE 9/2007
--------------------  ----------  ----------  ----------
Revenue                  4,377       4,221       4,168
Operating Income           156         194         203
Net Income                  61         101         114
Total Assets             3,832       3,231       3,271
Shareholders' Equity     1,570       1,681       1,706

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